Exhibit 12.1

EMCORE Corporation
Computation of Ratio of Earnings to Fixed Charges
(in thousands)
(unaudited)

We are presenting this computation of ratio of earnings to fixed charges pursuant to the requirements set forth in Item 503 of Regulation S-K under the Securities Act of 1933.

(in thousands)	Nine Months Ended June 30,	Fiscal Year Ended September 30,
	2012	2011	2010	2009	2008	2007
Earnings:
Loss before income tax expense	$(30,959)	$(34,219)	$(23,694)	$(138,801)	$(80,860)	$(58,722)
Add: Loss from equity method investment	1,201	1,842	—	—	—	—
Add: Fixed charges	1,066	1,542	1,372	1,475	2,213	5,718
Total earnings	(28,692)	(30,835)	(22,322)	(137,326)	(78,647)	(53,004)

Fixed charges:
Interest expense	399	642	439	542	1,580	4,985
Estimated interest portion of rental expense	667	900	933	933	633	733
Total fixed charges	1,066	1,542	1,372	1,475	2,213	5,718

Ratio of earnings to fixed charges	*	*	*	*	*	*
Deficiency of earnings available to cover fixed charges	$29,758	$32,377	$23,694	$138,801	$80,860	$58,722

* Our earnings were insufficient to cover fixed charges for the period indicated.

Interest expense also includes amortization expense associated with capitalized financing costs. The interest portion of rental expense was estimated to be equal to one-third of total rental expense.